Exhibit 99.1

BUUU Group Limited Signs Definitive Agreement to Acquire Majority Stake in Brightray Science Inc. and Over US$60 Million of Private Placements, Making Industrialized AI Data Center Delivery Its Core Growth Business

Six-to-nine-month delivery — half the conventional timeline; 70MW in operation in Johor, Malaysia; pipeline expected to reach approximately 2GW. BUUU is concurrently relocating its headquarters to Singapore and signing over US$60 million of private placements

SINGAPORE, September 3, 2026 — BUUU Group Limited (Nasdaq: BUUU) (“BUUU” or the “Company”) today announced that it has entered into a definitive agreement to acquire a 60% equity interest in Brightray Science Inc. (“Brightray”), a provider of fully integrated, prefabricated modular data center solutions. Founded by Mr. Bin Wang and previously supported by Tencent-affiliated investors, Brightray will become a consolidated subsidiary of BUUU upon completion of the transaction. In conjunction with the acquisition, the Company intends to relocate its corporate headquarters to Singapore.

Transaction Overview. The purchase consideration will consist of (i) newly issued BUUU Class A Ordinary Shares valued at a fixed price of US$20.00 per share and (ii) a promissory note convertible into up to 10 million BUUU shares, subject to adjustment based on Brightray’s financial performance as measured by its audited annual net income following the closing and beneficial ownership limitation of 19.99% of BUUU’s total outstanding shares. Upon completion of the transaction, the sellers will retain a 40% ownership interest in Brightray, while BUUU will hold a call option to acquire the remaining interest during the three-year period following closing. The current management and board of BUUU are expected to remain in place, and Mr. Bin Wang will join BUUU as Executive Director and Co-Chief Executive Officer. The transaction remains subject to customary closing conditions and regulatory approvals.

Why Brightray

Delivery, not demand, is the AI build-out’s rate-limiting step. Data center demand is set to nearly triple by 2030, to some 219GW; NVIDIA CEO Jensen Huang expects US$3–4 trillion of AI infrastructure spending this decade — yet build cycles stretch years, skilled labor is scarce, and a month’s delay on a 60MW facility costs some US$14.2 million. Brightray industrializes the data center: over 90% of a facility is built, integrated and tested in its factory, compressing delivery from 18–36 months to six to nine — worth around US$200 million of extra revenue-generating life on a single 50MW AI hall (McKinsey; JLL; SemiAnalysis). The industry is going modular; among 80-plus vendors, few have Brightray’s delivered hyperscale record.

NVIDIA’s Vera Rubin DSX reference design recasts the data center as one system built from pre-validated modular blocks — value accrues to whoever puts AI factories on the ground fastest. Brightray’s platform evolves with silicon: air-cooled facilities accept B300 racks today; field-delivered liquid-cooled modules interface with GB300 NVL; 300–600kW Rubin-generation architectures are under joint design, alongside 235kW systems such as AMD Helios. Post-completion, BUUU intends to pursue reference-architecture qualification with leading vendors.

Brightray at a Glance

Three delivery models on one prefabricated platform — FPD (full prefabrication: 15–50MW blocks in six to nine months), IPD (interior prefabrication, roughly 7–14 months) and CPD (containerized) — span 13.5kW air-cooled to 132–144kW liquid-cooled racks, backed by an ISO-certified 126,000-square-meter manufacturing base with 300MW annual capacity. The flagship delivery, the 120MW Sedenak Tech Park campus in Johor, Malaysia, runs 70MW for leading internet and cloud customers — the first 20MW built in eight months — with 50MW more scheduled; Johor is Asia Pacific’s largest data center market (Cushman & Wakefield).

FPD, IPD and CPD. (Source: Brightray)

FPD: 90%-plus factory integration. (Source: Brightray)

Five-step FPD delivery. (Source: Brightray)

IPD modules. (Source: Brightray)

The manufacturing base. (Source: Brightray)

Sedenak Tech Park campus, Johor. (Source: Brightray)

Watch the eight-month build: https://www.youtube.com/watch?v=UNjXRsrs1_I.

Pipeline and Singapore. Management targets roughly 1GW of deliveries over the next three fiscal years; the pipeline is expected to reach approximately 2GW — about US$9 billion in potential contract value — across Malaysia, Indonesia, Saudi Arabia, the UAE and the United States, subject to final agreements; no financial guidance is given. The Singapore headquarters puts BUUU beside the region’s customers, talent and capital markets.

Private placements. Concurrently, BUUU has entered into private placement agreements with certain investors that, together with the potential cash exercise of outstanding warrants at US$10.00 per share, are expected to generate aggregate gross proceeds of more than US$60 million. The proceeds are intended to support capacity expansion and working capital requirements. The financings remain subject to customary closing conditions.

Management Commentary

BUUU management said: “In the AI era the bottleneck is not the chips but the buildings, power and cooling they cannot run without. Brightray turned that bottleneck into a manufacturable product and proved it at hyperscale. We are acquiring the rate-limiting step of the AI economy.”

Brightray Founder Mr. Bin Wang said: “We made the data center one of the fastest parts of AI instead of the slowest. With BUUU we gain the capital base and international standing to take this model global.”

About BUUU Group Limited

BUUU Group Limited (Nasdaq: BUUU) is a premier MICE solutions provider spanning event management and stage production, serving public institutions, agencies, real estate corporations and established brands. As announced today, it is relocating its corporate headquarters to Singapore. Its Class A shares trade on the Nasdaq Capital Market as “BUUU”.

About Brightray

Brightray is an AI infrastructure industrialization company that accelerates data center deployment through prefabricated, modular and standardized solutions — design, manufacturing, delivery and lifecycle support across IPD, CPD and FPD — and is expanding across Southeast Asia, the United States, the Middle East and Europe. See www.brightraydc.com.

Investor and Media Contacts: BUUU Group Limited — ir@buuugroup.com

Forward-Looking Statements and Disclaimers

This press release contains forward-looking statements, including statements regarding the completion and benefits of the proposed acquisition, the consideration issuable, the call option, Brightray’s pipeline and its conversion, delivery targets and capacity plans, reference-architecture qualification, and the headquarters relocation. Words like “may”, “will”, “expect” and “target” identify them. They are not guarantees of performance and involve risks and uncertainties — closing conditions, the target group’s performance (on which the consideration depends), integration — that could cause actual results to differ materially; see the “Risk Factors” in the Company’s SEC filings at www.sec.gov. The Company undertakes no obligation to update them except as law requires. The ~2GW pipeline (~US$9 billion, on a Brightray solution-scope contract-value basis) comprises signed projects, projects under final review and letters of intent — not all final contracts; delivery targets are management plans, not orders, backlog or guidance, and may not be realized. The profit guarantee is a contractual consideration-adjustment mechanism, not a forecast. Neither company has any agreement with NVIDIA Corporation, Advanced Micro Devices, Inc. or any other accelerator vendor regarding qualification or cooperation, with no assurance that qualification will be obtained. Third-party market data comes from public sources, not independently verified. This press release is not an offer to sell or a solicitation to buy securities; the consideration shares have not been registered under the U.S. Securities Act of 1933 and may not be offered or sold in the U.S. absent registration or an exemption. The private placements are signed, not completed; the anticipated proceeds assume PIPE completion and full cash warrant exercise, neither assured; those securities are likewise unregistered. NVIDIA, Vera Rubin, DSX, GB300 and B300 are trademarks of NVIDIA Corporation, and AMD and Helios of Advanced Micro Devices, Inc.; third-party references imply no affiliation or endorsement. Photographs and video are Brightray’s, used with permission.

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